Snow Lake Announces Reverse Stock Split

Reverse Stock-Split to be effective on May 2, 2025

Winnipeg, Manitoba, Canada April 30, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (NASDAQ: LITM) ("Snow Lake"), a North American uranium exploration and development company (the "Company"), today announced that it will effect a 1-for-13 reverse stock split ("Reverse Stock Split") of its common shares, no par value per share ("Common Shares"). This Reverse Stock Split was approved by the board of directors of the Company on April 11, 2025 and by the Company's shareholders at the shareholders meeting held on May 8, 2024, where shareholder approval was given to undertake a reverse stock split of the Company's Common Shares at a ratio to be determined by the board of directors, at its sole discretion, at such time as the board of directors deems appropriate, but in any event no later than May 1, 2027. The Reverse Stock Split will become effective at 1:01 a.m. Eastern Time on Friday, May 2, 2025, and the Company's Common Share will commence trading on the Nasdaq Capital Market on a post-split basis at the opening of the market on May 2, 2025. The Company's Common Share will continue to trade on the Nasdaq Capital Market under the Company's existing trading symbol, "LITM," and a new CUSIP number 83336J307 has been assigned as a result of the Reverse Stock Split.

The Reverse Stock Split is primarily intended to bring the Company into compliance with the $1.00 minimum bid price requirement for maintaining its listing on Nasdaq. There is no guarantee the Company will meet the minimum bid price requirement.

The 1-for-13 reverse stock split (the "Ratio") will automatically combine and convert 13 current shares of the Company's Common Shares into 1 issued and outstanding new share of Common Shares. Each outstanding stock options, warrants, restricted share units or RSUs of the Company convertible into pre-Reverse Stock Split Common Shares that has not been exercised or cancelled prior to the effective date of the implementation of the Reverse Stock Split will be adjusted pursuant to the terms of the instrument or plan governing such security on the same Reverse Stock Split Ratio described above, and each holder of such pre-Reverse Stock Split convertible securities will become entitled to receive post-Reverse Stock Split Common Shares pursuant to such adjusted terms. The Reverse Stock Split will not change the par value of the Common Share nor the authorized number of shares of Common Shares or any preferred shares. The Reverse Stock Split will affect all shareholders uniformly and will not alter any shareholder's relative interest in the Company's equity securities, except for any adjustments for fractional shares.

No fractional shares will be issued, all fractional shares will be rounded down to the next lowest whole numbers, and cash in lieu will be paid for fractional shares in connection with the Reverse Stock Split.

The Reverse Stock Split will reduce the number of issued and outstanding common shares of the Company from approximately 101,704,516 to approximately 7,823,360.

The Company's transfer agent, Endeavor Trust Corporation, will serve as exchange for the Reverse Stock Split. Registered shareholders holding pre-split shares of the Company's Common Shares electronically in book-entry form are not required to take any action to receive post-split shares. Shareholders owning shares via a broker, bank, trust or other nominee will have their positions automatically adjusted to reflect the Reverse Stock Split, subject to such broker's particular processes, and will not be required to take any action in connection with the Reverse Stock Split. Holders of stock certificates will need to send their old physical certificates with a letter of transmittal to receive their new post-Reverse Stock Split certificate.

Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian mineral exploration company listed on Nasdaq:LITM, with a global portfolio of critical mineral and clean energy projects.  The Pine Ridge Uranium project is an exploration stage project located in Wyoming, United States, and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia.  Snow Lake also holds a portfolio of additional exploration stage critical minerals projects located in Manitoba.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information	Investor Relations	Follow us on Social Media

Frank Wheatley, CEO	Investors: ir@snowlakelithium.com	Twitter: www.twitter.com/SnowLakeEnergy

	Website: www.snowlakeenergy.com	LinkedIn: www.linkedin.com/company/snow-lake-energy